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                                 United States
                      Securities and Exchange Commission


                  Proxy Statement Pursuant to Section 14(a)


                   Under the Securities Exchange Act of 1934
                              (Amendment No.___)*

Filed by the Registrant: [_]    Filed by a Party Other than the Registrant: [_]

Check the appropriate box:

[X]  Preliminary proxy statement      [_]  Confidential, for Use of the
                                           Commission Only (as permitted by
                                           Rule 14a-6(a)(2))
[_]  Definitive proxy statement

[_]  Definitive additional materials  [_]  Soliciting material pursuant to Rule
                                           14a-11(c) or Rule 14a-12


                        StateFed Financial Corporation
--------------------------------------------------------------------------------
               (Name of Registrant as Specified in its Charter)

                           Krause Gentle Corporation
--------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of filing fee (check the appropriate box):

[X]  No fee required

[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11


     (1) Title of each class of securities to which transaction applies:

     -------------------------------------------------------------------------


     (2) Aggregate number of securities to which transaction applies:

     -------------------------------------------------------------------------


     (3) Per unit price or other underlying value of transaction computed pursuant to exchange act Rule 0-11 (set forth the amount on which the filing fee is calculated and how it was determined):

     -------------------------------------------------------------------------


     (4) Proposed maximum aggregate value of transaction:

     -------------------------------------------------------------------------


     (5) Total fee paid:

     -------------------------------------------------------------------------

[_]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount previously paid:

     -------------------------------------------------------------------------


     (2) Form, schedule, or registration statement no.:

     -------------------------------------------------------------------------


     (3) Filing party:

     -------------------------------------------------------------------------


     (4) Date filed:

     -------------------------------------------------------------------------

               Preliminary Proxy Materials Dated October 5, 2000


     The information included herein is as it is expected to be when definitive proxy statement is mailed to stockholders of StateFed Financial Corporation. This proxy statement will be revised to reflect actual facts at the time of the filing of the definitive proxy statement.


                               October 25, 2000


                        ANNUAL MEETING OF STOCKHOLDERS

                                      OF

                        STATEFED FINANCIAL CORPORATION

                              PROXY STATEMENT OF

                           KRAUSE GENTLE CORPORATION

IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING:
----------------------------------------------

WHY YOU WERE SENT THIS PROXY STATEMENT

     This Proxy Statement and the enclosed BLUE proxy card are furnished to you by Krause Gentle Corporation ("Krause Gentle") in connection with the solicitation of proxies for the Annual Meeting of Stockholders of StateFed Financial Corporation ("StateFed" or the "Company"), scheduled to be held on October 25, 2000 at 2:00 p.m.(local time) at the Clive office of StateFed located at 13523 University Ave., Clive, Iowa, and any adjournment(s) or postponement(s) thereof (the "Annual Meeting").

     This Proxy Statement and accompanying proxy card are first being sent to stockholders on or about October 5, 2000.

     KRAUSE GENTLE RECOMMENDS A VOTE FOR KYLE J. KRAUSE AND DENNIS N. FOLDEN AS DIRECTORS.

Krause Gentle is a StateFed stockholder. Krause Gentle has beneficial ownership of a total of 149,000 shares of Common Stock, par value $.01 per share, of the Company ("StateFed Common Stock"), representing approximately 9.87% of issued and outstanding StateFed Common Stock).

WHAT YOU ARE VOTING ON

     At the annual meeting, among other things, the stockholders of the Company will be asked to vote to elect three directors.

                                                                         2 of 15

WHO CAN VOTE AT THE ANNUAL MEETING

     Stockholders who owned shares of StateFed Common Stock at the close of business on September 1, 2000 (the "Record Date") are entitled to vote at the annual meeting. On May 8, 2000, according to the Company's report on Form 10-Q filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on May 12, 2000 there were 1,508,600 issued and outstanding shares of the Company's Common Stock. Each share of StateFed Common Stock held on the Record Date is entitled to one (1) vote at the Annual Meeting.

HOW TO VOTE BY PROXY

     To elect Krause Gentle's nominees to the Board, promptly complete, sign, date, and mail the enclosed BLUE proxy card in the enclosed postage-paid envelope. Whether you plan to attend the annual meeting or not, we urge you to complete and return the enclosed BLUE proxy card.

     Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the BLUE proxy card, but do not make any specific choices, your proxy will vote your shares as follows:

     -- `FOR' the election of Krause Gentle's two nominees to the Board of Directors, Kyle J. Krause and Dennis N. Folden.

     If any other matter is presented at the annual meeting, your proxy will vote in accordance with his best judgment. At the time this Proxy Statement was mailed, we knew of no matter which needed to be acted on at the annual meeting, other than those discussed in this Proxy Statement.

     If you hold your StateFed Common Stock in the name of a brokerage firm, your broker cannot vote your StateFed Common stock until he or she receives specific instructions for you. Please contact the party at the brokerage firm responsible for your account to make sure that a proxy is executed for your StateFed Common Stock on the BLUE proxy card.

HOW YOU CAN REVOKE A PROXY

     IF YOU HAVE EXECUTED THE BOARD OF DIRECTORS' PROXY CARD BEFORE RECEIVING KRAUSE GENTLE'S PROXY STATEMENT, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY COMPLETING, SIGNING, DATING, AND RETURNING THE ENCLOSED BLUE PROXY CARD. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. ANY PROXY MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED BY (i) SUBMITTING A DULY EXECUTED PROXY CARD BEARING A LATER DATE TO THE SECRETARY OF THE COMPANY OR TO KRAUSE GENTLE,
(ii) FILING WITH THE SECRETARY OF THE COMPANY A WRITTEN REVOCATION, OR (iii) ATTENDING AND VOTING AT THE ANNUAL MEETING IN PERSON.

                                                                         3 of 15

WHO YOU CAN CALL IF YOU HAVE QUESTIONS

     If you have any questions concerning this Proxy Statement or need assistance in voting your shares, please call Krause Gentle at (515) 457-6000 or Krause Gentle's proxy solicitor:

     BEACON HILL PARTNERS, INC.
     Attn:  Rick Grubaugh
     90 Broad Street
     New York, NY 10004
     (212) 843-8500

                           ANNUAL MEETING PROPOSALS

     At the annual meeting, the Company's stockholders will be asked to vote on the election of three directors. As discussed in more detail below, we believe that the current Board of Directors as a group have not been acting in your best interests as stockholders of the Company because StateFed stock has not increased in value when compared to indices described in more detail below. The election of the directors nominated by Krause Gentle is, in our opinion, in your best interest as stockholders.

1.   ELECTION OF THREE DIRECTORS.

     StateFed's Board of Directors consists of eight directors, who serve three year terms. Three of the eight directors are being elected at this year's Annual Meeting. Krause Gentle is proposing two nominees for election as directors of StateFed, Kyle J. Krause and Dennis N. Folden. Krause Gentle had previously nominated Thomas Bernau for election as a director of StateFed but withdrew his nomination because of allegations made by StateFed that Krause Gentle's nominations were defective. Proxies cannot be voted for a greater number of persons than the number of nominees named.

     We are asking you to elect the two directors nominated by Krause Gentle, instead of the directors nominated by the Company. We believe it is in your best interests as stockholders to do so because we believe that the performance of the current Board of Directors has been inadequate in the areas of increasing stockholder value, increasing the profitability of the Company and taking advantage of opportunities available to the Company. This is shown by the stock price not increasing in value in comparison with the indices described in more detail below.

     We believe that Krause Gentle's nominees have experience in the management and supervision of business institutions, and will be dedicated to enhancing stockholder value.

     In addition, Krause Gentle has concluded that StateFed should seriously explore whether it can be acquired or merged as an alternative for increasing the value of StateFed to stockholders. In this respect, if elected, Krause Gentle's nominees will constitute only two of eight directors and therefore cannot compel the Board to act and can only advise that StateFed seriously consider proposals of acquisition or merger.

                                                                         4 of 15

HOW KRAUSE GENTLE DISAGREES WITH CURRENT DIRECTORS ON OPERATION OF THE COMPANY - KRAUSE GENTLE'S OBJECTIVES

     Krause Gentle believes that the current management and Board of Directors of the bank have failed to maximize stockholder value and the profitability of the Company and that this is evident in the performance of the Company as compared to other financial institutions in the area of stock price.

STOCK PRICE

     Over the six years since StateFed's Common Stock commenced trading on the NASDAQ National Market System, the return on StateFed's Common Stock has underperformed each of the NASDAQ Bank Index (an Index of the U.S. banks stock traded on NASDAQ published by NASDAQ) and the SNL Thrift Index (an index of savings and loans institutions published by SNL Securities). A table comparing the returns of StateFed's Common Stock to these indices as well as to the Dow Jones Industrial Average and S & P 500 is set forth below.

NAME                    12/31/93        01/05/94       09/05/00       09/06/00       % Change
---------------------------------------------------------------------------------------------
STATEFED FINANCIAL/(1)/
CORP.                                      6.0            9.00                        50.00%

NASDAQ BANK INDEX                       686.54         1672.00                       143.54%

SNL THRIFT INDEX          252.50                                         661.40      161.94%

DOW JONES INDUSTRIAL
AVERAGE                 3,754.10                                      11,311.00      201.30%

S & P 500                 466.50                                       1,492.30      219.89%

--------------------------------------------------------------------------------

     (1) StateFed converted from a mutual to stock form of ownership in 1993. StateFed issued its initial stock on January 5, 1994. The price shown for StateFed is its closing price on the first day of trading.

     To maximize share values, Krause Gentle has concluded that StateFed should seriously explore the feasibility of being acquired by or merging with another institution. If elected, Krause Gentle's nominees will recommend that the Board aggressively pursue the acquisition of StateFed as an alternative for increasing share values, although these nominees will be open minded and will consider all recommendations from other stockholders or directors. If you share this view, then you should vote

                                                                         5 of 15
for Krause Gentle's nominees. If elected, Krause Gentle would constitute only two of eight directors and could not compel action by the Board. However, by electing Krause Gentle's candidates, we believe you will be sending a message to the remaining Board members that you wish them to focus on enhancing share values.

     None of the members of the Committee know of any agreements or understandings concerning the possible acquisition of StateFed and there can be no assurance that an acquisition can be effected at prices materially above the current market value for StateFed Common Stock.

WHY THE DIRECTORS NOMINATED BY KRAUSE GENTLE WILL BETTER SERVE INVESTORS THAN STATEFED'S ANTICIPATED NOMINEES

     Krause Gentle has invested a significant amount of money in shares of StateFed Common Stock. All of the shares purchased by Krause Gentle have been purchased at market price. In our opinion, Krause Gentle's significant stockholdings in the Company closely align its interests with your interests as stockholders.

     Information with respect to these nominees is set forth under the caption "Krause Gentle's Nominees".

     The director nominees proposed by the StateFed Board include Andrea K. Black who since 1986 has been Executive Vice President of State Federal Savings and Loan Association, Sidney M. Ramey who since 1982 has been the President of People's Abstract Company, a title search company located in Des Moines, Iowa, and Eugene McCormick who practiced dentistry in Des Moines, Iowa until his retirement in 1993.

KRAUSE GENTLE'S NOMINEES

     The table set forth below identifies Krause Gentle's two nominees for election as new directors of StateFed and provides information concerning each of these nominees.


NAME               AGE    BUSINESS EXPERIENCE DURING PAST FIVE YEARS
--------------------------------------------------------------------------------

KYLE J. KRAUSE     37     currently the Chief Operating Officer of Krause Gentle
                          in West Des Moines, Iowa. He has been an owner and/or employee of Krause Gentle since 1972. Mr. Krause is a Director

                                                                         6 of 15
                         and the Chairman of the Krause Gentle Investment Committee. Mr. Krause is also the President and a Director of the following companies, all located in West Des Moines, Iowa: Solar, Inc.; Solar Transport; Sole, Inc.; and Krause Holdings, Inc.

DENNIS N. FOLDEN   46    currently an Executive Vice President with Krause
                         Gentle and his responsibilities include the operations and marketing of Kum & Go convenience stores. He has been employed by Krause Gentle since 1976 and has served in various positions including the following:
                         Executive Vice President of Marketing; Senior Vice
                         President of Marketing; Real Estate and Acquisitions;
                         and Operations/Personnel. Mr. Folden has also been President of the Spencer School of Business and the Bradford School of Business. Mr. Folden serves or has served as a director on the Boards of Directors of the following entities: Krause Gentle Corporation, Blimpie
                         Midwest, Chieftain Corp., Liberty Savings Bank,
                         Convenience Store Decisions Publications, and Investors
                         R Us.

     Further biographical information about StateFed's nominees is set forth below:

     KYLE KRAUSE Mr. Krause is an alumnus of the University of Iowa (B.B.A. in Finance). Mr. Krause beneficially owns 2,000 shares of the common stock of StateFed. Mr. Krause has four sons, Ryan Kyle Krause, Tanner Joseph Krause, Elliott Stephen Krause, and Oliver Anthony Krause. Mr. Krause's father is W.A. Krause and his mother is Nancy S. Krause. Mr. Krause's siblings include his brother Kevin William Krause and Kathryn M. Prange. His grandfather is Anthony
S. Gentle and his grandmother is Angie Gentle. He has an uncle, Leon Doughty, two aunts, Mary Ellen Doughty and Marjorie Johns. He has a sister-in-law, Mary
M. Krause and a brother-in-law, David C. Prange. His nieces and nephews include, Amanda Krause, Morgan Krause, William A. Krause, Ellen Prange and Connor Prange.

     DENNIS N. FOLDEN is a graduate of Mankato State University (B.A. in Philosophy). Mr. Folden is married to Linda Shook-yin Folden. He has two children, Derek L. Folden and Melissa R. Folden. His parents are Lief Folden and Carene Folden. His living brother is Darwin Folden, he has a deceased brother, David Folden. His sister-in-law is Janet Folden. He

                                                                         7 of 15
has two nieces and a nephew, Anna Folden, Elizabet Folden and Eric Folden. He has two aunts, Zene Berg and Jane Schulte. His uncle is Rader Folden. He has thirteen first counsins: Larry Berg, Anna Moore, Norman Larson, Lester Larson, Joanne Watson, Joyce Strand, William Lien, Arlo Lien, Shirley Berric, Nancy Weber, George A. Lien, Doug Schulte, Debra Anhory, Diane Beckman, Trudy Lanford, Cheryl Ott, Jeanee Isdahl, Linda Montgomery, Fred Folden, Phillip Folden, Nelmer Folden, Nolan Folden and Barbara Morgan.

     There are no arrangements or understandings between Krause Gentle's nominees and any other person pursuant to which they were selected as nominees, except that the nominees named above have consented to serve as directors if elected. Krause Gentle does not expect that the nominees will be unable to stand for election; but, in the event that any nominee should be unable to stand for election, the Common Stock represented by the enclosed BLUE proxy card will be voted for a substitute candidate selected by Krause Gentle.

COMPENSATION OF DIRECTOR NOMINEES

     None of the persons nominated by Krause Gentle to serve as directors of the Company is or has been a director or officer of the Company nor have any of them received any compensation from the Company. No discussions have been held and, except as indicated in the Proxy Statement, there are no understandings with respect to any proposed remuneration from any source for these nominees in connection with serving as a director of StateFed if elected. However, if Krause Gentle's nominees are elected as directors of StateFed, it is anticipated they will receive the same compensation as other directors. According to the Proxy Statement filed by the Company with the SEC dated September 28, 1999, each member of the Board of Directors is paid a fee of $600 per month.

REQUIRED VOTES AND OTHER MATTERS

     By signing and returning the enclosed BLUE proxy card, you can vote to elect StateFed, KYLE J. KRAUSE AND DENNIS N. FOLDEN.

     Directors shall be elected by a plurality of the votes cast. Proxies marked to abstain with respect to a proposal have the same effect as votes against the proposal. Votes withheld (for election of directors) and broker non-votes will have no effect on the vote. One-third of the shares of the Common Stock, present in person or represented by proxy, shall constitute a quorom for purposes of the annual meeting. Abstentions and broker non-votes are counted for purposes of determining a quorum.

                               OTHER INFORMATION

HOW PROXIES WILL BE SOLICITED

                                                                         8 of 15

     Krause Gentle may solicit proxies for the Annual Meeting by mail, advertisement, telephone, telecopier or in person. The persons identified on
Schedule 1 to this Proxy Statement also may make solicitations. None of these persons will receive additional compensation for participating in the solicitation. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of the StateFed Common Stock they hold.

IMPORTANT INSTRUCTIONS FOR "STREET NAME" STOCKHOLDERS

     If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the BLUE proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

INFORMATION ABOUT THE PROXY SOLICITOR

     Krause Gentle retained Beacon Hill Partners, Inc. (`Beacon')to assist in the solicitation of proxies. Krause Gentle has agreed to pay Beacon a fee of $30,000.00 and to reimburse it for its reasonable out-of-pocket expenses. Approximately four persons will be used by Beacon Hill in its solicitation efforts.

COSTS OF SOLICITING PROXIES

     The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies pursuant to this Proxy Statement will be borne by Krause Gentle. Krause Gentle estimates that the total expenditures relating to the solicitation of proxies will be approximately $50,000.00. To date, approximately $23,000.00 of expenses have been incurred. Krause Gentle will pay the costs of soliciting proxies. Krause Gentle intends to seek approval from the Board of Directors for the reimbursement of its cost of soliciting proxies.

PARTICIPANTS IN THE SOLICITATION

     The following table identifies and provides certain information as of September 5, 2000 about individuals and entities that might be deemed participants in this proxy solicitation within the meaning of Instruction 3 to
Item 4 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended:

1.        Krause Gentle Corporation
          6400 Westown Parkway
          West Des Moines, IA 50266

Krause Gentle has filed a Schedule 13D and will make amendments as required by law with respect to beneficial ownership of Common Stock.

2.        Kyle J. Krause
          6400 Westown Parkway
          West Des Moines, IA 50266

3.        Dennis N. Folden
          6400 Westown Parkway
          West Des Moines, IA 50266

     Except as described in this Proxy Statement, none of the above-listed participants in the solicitation is now, or was within the last two years, a party to any contract, arrangement or understanding with any person with respect to any securities of StateFed, future employment by StateFed or future transactions involving StateFed.

     None of the Participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years. No Participant owns any shares of common stock of record but not beneficially. No Participant owns any securities of any subsidiary of the Company.

     During the past two years, none of the Participants has borrowed or otherwise obtained funds for the purpose of acquiring or holding any securities of the Company.

     None of the Participants has any substantial direct or indirect interest in any matters to be acted upon at the Meeting, other than the directors who have been nominated for election to the Board.

     No Participant is, or was within the past year, a party to any contract, arrangement, or understanding with any person with respect to any securities of the Company.

     None of the Participants has any arrangement or understanding with respect to any future employment by the Company or its subsidiaries or any future transactions to which the Company or any of its subsidiaries will or may be a party, nor any material interest, direct or indirect, in any transaction which has occurred since June 30, 2000 or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000.

     Except for the individuals identified above, no other persons listed in
Item 2 of the Schedule 13D filed by Krause Gentle Corporation on June 15, 2000, are participants in the solicitation within the meaning of Instruction 3 to Item 4 of Schedule 14A.

     No shares of StateFed Common Stock were purchased or sold during the two years ended September 5, 2000 by participants in the solicitations of proxies pursuant to this Proxy Statement.

BENEFICIAL OWNERSHIP OF SHARES BY PARTICIPANTS IN THE SOLICITATION

     The following table shows, as of September 5, 2000 (except as otherwise noted), the shares of StateFed Common Stock beneficially owned by the participants in the solicitation of proxies pursuant to this Proxy Statement. Unless otherwise indicated, each participant has sole voting and investment power over the shares beneficially owned.


                             SHARES BENEFICIALLY
BENEFICIAL OWNER             OWNED AT SEPT. 5, 2000  PERCENT OF CLASS
----------------             ----------------------  ----------------

Krause Gentle Corporation            149,000               9.87%

Kyle J. Krause                         2,000                .13%

Dennis N. Folden                           0                  0%




                                                                         9 of 15

KRAUSE GENTLE STRONGLY RECOMMENDS A VOTE FOR KYLE J. KRAUSE AND DENNIS N. FOLDEN AS DIRECTORS.

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE YOUR BLUE PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

                                         Sincerely,



                                         W.A. Krause
                                         Krause Gentle Corporation

                                                                        10 of 15

                             [Face of Proxy Card]

                                     PROXY

                        STATEFED FINANCIAL CORPORATION
                        ANNUAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON OCTOBER 25, 2000

     The undersigned appoints Krause Gentle Corporation with full power to act without the other, and each with full power of substitution, proxies for the undersigned, to represent and vote, as designated below, all shares of Common Stock of StateFed Financial Corporation(the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held as originally scheduled on October 25, 2000 at 2:00 p.m., at StateFed's Clive office located at 13523 University Ave., Clive Iowa.


     THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF KYLE J. KRAUSE AND DENNIS N. FOLDEN AS DIRECTORS OF THE COMPANY.

     THIS PROXY IS SOLICITED ON BEHALF OF KRAUSE GENTLE CORPORATION


PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.

[Reverse of Proxy Card]

     KRAUSE GENTLE CORPORATION RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF KYLE
J. KRAUSE AND DENNIS N. FOLDEN AS DIRECTORS OF THE COMPANY.

1.   To elect two nominees as directors of the Company.

     [_] FOR all nominees listed below [_] WITHHOLD authority to vote(except as marked to the contrary for all nominees listed below)

     KYLE J. KRAUSE
     DENNIS N. FOLDEN

Please sign your name exactly as it appears on this card. If you are a joint owner, each owner should sign. When signing as executor, administrator, attorney, trustee, or guardian, or as custodian for a minor, please give your full Title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer's office. If you are a partner, sign in the partnership name.

                                                                        14 of 15

_____________________________________________
Shareholder sign here                   Date


_____________________________________________
Co-owner sign here                      Date


If you need assistance in voting your shares, please call David Stork at (515) 457-6269 or Beacon Hill Partners, Inc., which is assisting Krause Gentle in its solicitation of your proxy for the Annual Meeting, at (212) 843-8500.

                                                                        15 of 15